Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006
Income from continuing operations, before taxes	$41,259,932	$47,280,126
Fixed charges, as adjusted	92,840,933	66,749,119

	$134,100,865	$114,029,245

Fixed charges:
Interest expense including amortization of debt costs	$74,956,707	$49,880,714
Capitalized interest	3,621,414	3,872,940
Interest factor on rent (1/3 rent expense)	17,884,226	16,868,405
Total fixed charges	96,462,347	70,622,059
Less capitalized interest	(3,621,414)	(3,872,940)

Fixed charges, as adjusted	$92,840,933	$66,749,119

Ratio of earnings to fixed charges	1.4	1.6